Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

Nine Months Ended		Years Ended March 31,
December, 2004		2004	2003	2002	2001	2000
Earnings from continuing operations before income tax provision	$ 468,659	$ 472,309	$ 306,856	$ 251,143	$ 261,269	$ 250,391
Fixed Charges:
Interest Expense	55,031	63,155	85,997	125,342	173,359	131,534
Portion of rental expenses representative of interest factor*	16,166	21,554	21,760	22,688	21,696	16,605
Earnings available for fixed charges	$ 539,856	$ 557,018	$ 414,613	$ 399,173	$ 456,324	$ 398,530
Fixed Charges:
Interest Expense	$ 55,031	$ 63,155	$ 85,997	$ 125,342	$ 173,359	$ 131,534
Portion of rental expense representative of interest factor*	16,166	21,554	21,760	22,688	21,696	16,605
Total Fixed Charges	$ 71,197	$ 84,709	$ 107,757	$ 148,030	$ 195,055	$ 148,139
Consolidated ratio of earnings to fixed charges	7.6	6.6	3.8	2.7	2.3	2.7

* The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.